July 26, 2012

W. John Cash

Branch Manager

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

HPC POS System, Corp. (the “Company”)

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2011

File No.: 0-54380

Dear Mr. Cash:

This letter responds to your letter dated July 2, 2012. The paragraph numbers below correspond to the sequence of the comments in your comment letter.

1.

Amendment No. 1 that has been filed concurrent with this letter indicates the framework used for evaluating internal control and a conclusion that the overall system is not effective because of the material weaknesses.

2.

See Response No. 1.

3.

Amendment No. 1 specifically states that no changes had been made to the control system during the last quarter of the fiscal year.

4.

Amendment No. 1includes an audit report indicating the city and state of the PCAOB member firm that performed the audit.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

Melvin Coles